UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 23, 2025

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition

On July 23, 2025, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the quarter ended June 30, 2025. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Item 2.02 on this Report and the information contained in Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect the Bank, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is furnished herewith:

Exhibit No.	Description
99.1	Press release, dated July 23, 2025
104	Cover Page Interactive Data File (Formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: July 23, 2025   By: /s/ Virxhini Gjonzeneli

Virxhini Gjonzeneli

Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q2 2025 Financial Highlights

Chicago – July 23, 2025 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the second quarter of 2025.

"Our preliminary second quarter results reflect the continued strength of our cooperative and our ability to provide reliable liquidity to our members," said Michael Ericson, President and Chief Executive Officer of FHLBank Chicago. "As market conditions evolve, we remain focused on delivering value through safe and sound financial management and strategic investments that support our members and the communities we serve."

Second Quarter 2025 Financial Highlights
- Net income declined to $151 million, compared to $158 million for the second quarter of 2024. The decline was primarily driven by higher noninterest expense, largely due to increased contributions to support members' housing and community development needs. This was partially offset by an increase in noninterest income from gains on trading securities.
- Total assets rose to $145.3 billion, up from $129.1 billion at December 31, 2024. The growth was mainly due to increased volume in advances and liquidity.
- Advances outstanding increased to $62.7 billion, compared to $55.8 billion at December 31, 2024, primarily attributable to increased borrowings from insurance company and depository members.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance® (MPF®) Program increased to $13.9 billion, compared to $13.3 billion at December 31, 2024, primarily attributable to new acquisition volume that outpaced paydown activity.

Housing and Community Development
- *Statutory Affordable Housing Program (AHP) Assessments*: FHLBank Chicago commits 10% of its income before assessments to support the affordable housing and community development needs of communities served by its members as required by regulation. As of June 30, 2025, FHLBank Chicago accrued $34 million to its AHP pool of funds.
- *Voluntary Housing and Community Development Contributions*: In addition to its statutory AHP assessments, the Board of Directors may elect to make voluntary contributions to the AHP or other housing and community investment activities to increase funding available to our members. During the first half of 2025, FHLBank Chicago contributed $8 million toward community investment grants and $25 million in subsidies supporting its Community Advances and loans.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ending June 30, 2025, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

EXHIBIT 99.1



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2025	December 31, 2024	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 35,489	$ 29,715	19 %
Investment debt securities	32,554	29,560	10 %
Advances	62,695	55,847	12 %
MPF Loans held in portfolio, net of allowance for credit losses	13,905	13,320	4 %
Other	673	670	— %
Assets	$ 145,316	$ 129,112	13 %
Consolidated obligation discount notes	$ 63,716	$ 36,739	73 %
Consolidated obligation bonds	70,205	81,859	(14)%
Other	2,274	1,894	20 %
Liabilities	136,195	120,492	13 %
Capital stock	3,656	3,267	12 %
Retained earnings	5,477	5,311	3 %
Accumulated other comprehensive income (loss)	(12)	42	(129)%
Capital	9,121	8,620	6 %
Total liabilities and capital	$ 145,316	$ 129,112	13 %
Member standby letters of credit - off-balance sheet	$ 13,983	$ 12,908	8 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended June 30,			Six months ended June 30,		
	2025	2024	Change	2025	2024	Change
Interest income	$ 1,592	$ 1,758	(9)%	$ 3,080	$ 3,533	(13)%
Interest expense	(1,355)	(1,522)	(11)%	(2,607)	(3,050)	(15)%
Net interest income	237	236	— %	473	483	(2)%
Reversal of (provision for) credit losses	(3)	(1)	200 %	(2)	(1)	100 %
Net interest income after reversal of (provision for) credit losses	234	235	— %	471	482	(2)%
Noninterest income (loss)	22	17	29 %	41	41	— %
Noninterest expense	(89)	(76)	17 %	(169)	(145)	17 %
Income before assessments	167	176	(5)%	343	378	(9)%
Affordable Housing Program assessment	(16)	(18)	(11)%	(34)	(38)	(11)%
Net income	$ 151	$ 158	(4)%	$ 309	$ 340	(9)%
Average interest-earning assets	$ 136,345	$ 125,956	8 %	$ 131,701	$ 126,808	4 %
Net interest income yield on average interest-earning assets	0.70 %	0.75 %	(0.05)%	0.72 %	0.76 %	(0.04)%

EXHIBIT 99.1



About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock);FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

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